

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2020

Vered Caplan
Chief Executive Officer
Orgenesis Inc.
20271 Goldenrod Lane
Germantown, MD 20876

> **Re: Orgenesis Inc.**
> **Registration Statement on Form S-3**
> **Filed November 16, 2020**
> **File No. 333-250127**

Dear Ms. Caplan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey P. Schultz, Esq.